FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division
Date: January 29, 2008

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2007
2.	Execution of Corporate Split Agreement regarding Acquisition of Mobile Phone Business of SANYO Electric Co., Ltd

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2007

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the nine months ended December 31, 2007 :

(1) Consolidated results of operations :

	Japanese Yen
	Nine months ended December 31,		Year ended March 31, 2007
	2006	2007
Net sales	¥955,311 million	¥966,218 million	¥1,283,897 million
% change from the previous period	11.1%	1.1%

Profit from operations	101,372 million	110,131 million	135,102 million
% change from the previous period	51.6%	8.6%

Income from continuing operations before income taxes	116,205 million	131,971 million	156,540 million
% change from the previous period	36.5%	13.6%

Net income	79,318 million	83,516 million	106,504 million
% change from the previous period	58.7%	5.3%

Earnings per share :
Basic	¥421.85	¥441.36	¥566.03
Diluted	420.97	440.56	564.79

(2) Consolidated financial position :

	Japanese Yen
	December 31,		March 31, 2007
	2006	2007
Total assets	¥2,010,730 million	¥2,115,064 million	¥2,130,464 million
Stockholders’ equity	1,422,195 million	1,545,390 million	1,514,560 million
Stockholders’ equity to total assets	70.7%	73.1%	71.1%
Stockholders’ equity per share	¥7,552.62	¥8,157.27	¥8,028.45

(3) Consolidated cash flows :

Japanese Yen
	Nine months ended December 31,		Year ended March 31,
	2006	2007	2007
Cash flows from operating activities	¥70,152 million	¥110,957 million	¥149,644 million

Cash flows from investing activities	(100,448) million	(119,915) million	(151,703) million

Cash flows from financing activities	(12,803) million	(20,494) million	(20,645) million

Cash and cash equivalents at end of period	262,374 million	252,070 million	282,208 million

2. Consolidated financial forecast for the year ending March 31, 2008 :

Japanese Yen
Year ending March 31, 2008
Net sales	¥1,290,000 million
% change from the previous year	0.5%
Profit from operations	¥140,000 million
% change from the previous year	3.6%
Income from continuing operations before income taxes	¥166,000 million
% change from the previous year	6.0%
Net income	¥103,000 million
% change from the previous year	(3.3)%

Notes :

1. Forecast of earnings per share :      ¥543.33

Net income per share amount is computed based on the Statement of Financial Accounting Standards Board No.128. Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2007.

2. As indicated in our January 21, 2008 press release, the acquisition of SANYO Electronic Co., Ltd. is not expected to have a significant impact in our financial results of operations for the year ending March 31, 2008.

3. With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 14.

3. Change in accounting policies except due to new accounting standards : None

Business Results, Financial Condition and Prospects

1. Business Results for the nine months Ended December 31, 2007

(1) Economic and Business Environment

Despite increases in exports and capital investment on the back of solid corporate earnings in the nine months ended December 31, 2007 (the nine months), the Japanese economy expanded only moderately due to slowed individual consumption. In the U.S. economy, although individual consumption and capital investment expanded, fears over a deceleration in business environment worsened due to the impact of issues related to housing loans for individuals with low creditworthiness. The European economy was strong on the whole, spurred by steady individual consumption. The Chinese economy continued to expand mainly on account of increases in capital investment and exports.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for electronic components surpassed the level registered in the nine months ended December 31, 2006 (the previous nine months) due in particular to strong sales of flat panel TV sets and mobile phone handsets, etc.

(2) Consolidated Financial Results

Consolidated net sales for the nine months amounted to ¥966,218 million, an increase of 1.1% compared with the previous nine months, reflecting solid sales of applied ceramic products group, notably solar power generating systems (solar energy business) coupled with sales growth in the Electronic Device Group and the Information Equipment Group.

Profit from operations for the nine months increased by 8.6% to ¥110,131 million compared with the previous nine months due to the positive effect of increased sales of applied ceramic products and information equipment, and a significant improvement in profitability in the telecommunications equipment business in the three months ended December 31, 2007. This was despite an increase in depreciation costs resulting from changes in the depreciation method for fixed assets with taking the business situation into consideration, triggered by the tax revision in Japan.

Income from continuing operations before income taxes increased by 13.6% to ¥131,971 million due to increases in interest and dividend income, and equity in earnings of affiliates and unconsolidated subsidiaries. Net income totaled ¥83,516 million, an increase of 5.3% compared with the previous nine months.

	(Yen in millions, except per share amounts and exchange rate)
	Nine months ended December 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% to net sales	Amount	% to net sales
Net sales	955,311	100.0	966,218	100.0	1.1
Profit from operations	101,372	10.6	110,131	11.4	8.6
Income from continuing operations before income taxes	116,205	12.2	131,971	13.7	13.6
Net income	79,318	8.3	83,516	8.6	5.3
Diluted earnings per share	420.97	—	440.56	—	4.7
Average US$ exchange rate	116	—	117	—	—
Average Euro exchange rate	148	—	163	—	—

(3) Management Measures Implemented and Significant Management Decisions

1) In September 2007, AVX Corporation (AVX), a U.S. subsidiary, acquired American Technical Ceramics Corp., a U.S.-based manufacturer of electronic components, as a wholly-owned subsidiary, with the goal of strengthening its business in the area of advanced components business such as high frequency ceramic capacitors. This acquisition enables AVX to expand its product line-up and its sales networks for high-value-added products.

2) With the objective of further enhancing the Telecommunications Equipment Group, Kyocera concluded a basic agreement with SANYO Electric Co., Ltd. (SANYO) in October 2007 and also concluded a final agreement in January 2008 regarding acquisition of the mobile phone business of SANYO by Kyocera. This business transfer will be completed in April 2008 principally by means of a corporate split. Through this acquisition, Kyocera seeks to expand sales and boost profitability in the Telecommunications Equipment Group by expanding its sales channels in North America and by integrating the excellent product development and design technologies of SANYO with the management resources of Kyocera.

(4) Consolidated Financial Results by Reporting Segment

Components Business:

Sales in the Components Business increased by 4.4% compared with the previous nine months to ¥510,041 million, while operating profit decreased by 1.7% to ¥77,005 million. The operating profit ratio was 15.1%.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic components and automotive components.

Sales in this reporting segment for the nine months increased compared with the previous nine months due to brisk sales of dielectric ceramic parts for base stations and sapphire substrates for LEDs on the back of growth in the mobile phone market. Sales of parts for diesel engines for automobiles also increased. Operating profit decreased compared with the previous nine months, however, due to an increase in expenses such as depreciation costs.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Although sales of Surface Mount Device (SMD) packages for electronic components and of ceramic packages such as packages for image sensors increased steadily, overall segment sales for the nine months remained roughly on par with the previous nine months, when demand was at high level. Operating profit decreased due in part to an increase in depreciation costs compared with the previous nine months.

3) Applied Ceramic Products Group

This reporting segment includes solar power generating systems, cutting tools, dental and medical implants, and jewelry and applied ceramic related products.

Both sales and operating profit increased significantly in this reporting segment compared with the previous nine months due primarily to increased sales in the solar energy business in line with expansion in production volume, in addition to steady growth in sales of new products in the cutting tool business.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products such as thermal printheads and liquid crystal displays.

Overall sales for the nine months increased in this reporting segment compared with the previous nine months due to increased sales gains in ceramic capacitors for flat-panel TV sets and game consoles, and in timing devices for mobile phone handsets, together with sales growth at AVX. Despite the positive effect of increased production, operating profit decreased compared with previous nine months due to an increase in depreciation costs and a decline in income before income taxes of AVX.

Equipment Business:

Sales in the Equipment Business for the nine months decreased by 2.2% to ¥375,151 million, and operating profit significantly increased by 25.0% to ¥31,503 million compared with the previous nine months. The operating profit ratio was 8.4%.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as PHS base stations and handsets.

Overall sales in this reporting segment for the nine months decreased compared with the previous nine months due mainly to a substantial sales decrease in the overseas market. Operating profit increased considerably, however, due to attained profitability in the PHS related business as a result of concentrating management resources in Japan, and to efforts made for cutting costs in the product development and manufacturing processes, in the domestic mobile phone handsets business.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers, copiers and digital MFPs.

Both sales and operating profit in this reporting segment for the nine months increased compared with the previous nine months due to sales growth in color printers and MFPs, particularly in Europe.

Others:

This reporting segment includes various information and communications technology services, materials for electronic components and optical components.

Sales in this reporting segment for the nine months decreased by 1.2% compared with the previous nine months to ¥99,875 million due mainly to a decrease in sales in the optical related business. Operating profit stood at ¥6,731 million, a great increase of 57.2% compared with the previous nine months, due to the positive effect of sales growth at Kyocera Communication Systems Co., Ltd.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% to the net sales	Amount	% to the net sales
Fine Ceramic Parts Group	60,206	6.3	61,820	6.4	2.7
Semiconductor Parts Group	115,578	12.1	113,928	11.8	(1.4)
Applied Ceramic Products Group	98,337	10.3	108,736	11.3	10.6
Electronic Device Group	214,338	22.4	225,557	23.3	5.2

Total Components Business	488,459	51.1	510,041	52.8	4.4
Telecommunications Equipment Group	188,576	19.7	168,596	17.4	(10.6)
Information Equipment Group	194,894	20.4	206,555	21.4	6.0

Total Equipment Business	383,470	40.1	375,151	38.8	(2.2)
Others	101,040	10.6	99,875	10.3	(1.2)
Adjustments and eliminations	(17,658)	(1.8)	(18,849)	(1.9)	—

Net sales	955,311	100.0	966,218	100.0	1.1

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% to segment sales	Amount	% to segment sales
Fine Ceramic Parts Group	11,680	19.4	8,990	14.5	(23.0)
Semiconductor Parts Group	17,850	15.4	14,736	12.9	(17.4)
Applied Ceramic Products Group	15,839	16.1	22,820	21.0	44.1
Electronic Device Group	32,996	15.4	30,459	13.5	(7.7)

Total Components Business	78,365	16.0	77,005	15.1	(1.7)
Telecommunications Equipment Group	575	0.3	3,129	1.9	444.2
Information Equipment Group	24,631	12.6	28,374	13.7	15.2

Total Equipment Business	25,206	6.6	31,503	8.4	25.0
Others	4,283	4.2	6,731	6.7	57.2

Operating profit	107,854	11.3	115,239	11.9	6.8
Corporate	8,617	—	10,904	—	26.5
Equity in earnings of affiliates and unconsolidated subsidiaries	151	—	5,841	—	—
Adjustments and eliminations	(417)	—	(13)	—	—

Income from continuing operations before income taxes	116,205	12.2	131,971	13.7	13.6

Note 1. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, sales and operating profit for the previous nine months have been retroactively reclassified.

Note 2. For the reasons set forth in Note 1 above, net sales of “Others” in the previous nine months increased by ¥8,721 million and “Adjustments and eliminations” decreased by ¥(102) million compared with those previously announced. Also, operating profit of “Others” in the previous nine months decreased by ¥1,588 million compared with those previously announced.

(5) Consolidated Sales by Geographic Area

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% to net sales	Amount	% to net sales
Japan	367,122	38.4	369,960	38.3	0.8
United States of America	203,861	21.3	189,117	19.6	(7.2)
Asia	165,211	17.3	179,066	18.5	8.4
Europe	152,728	16.0	171,425	17.7	12.2
Others	66,389	7.0	56,650	5.9	(14.7)

Net sales	955,311	100.0	966,218	100.0	1.1

1) Japan

Although sales in the Semiconductor Parts Group increased, sales of thin-film device products in the Electronic Device Group declined. As a result, overall sales in the domestic market slightly increased compared with the previous nine months.

2) United States of America

Sales decreased compared with the previous nine months due mainly to a decline in sales in the Telecommunications Equipment Group.

3) Asia

Although sales in the Telecommunication Equipment Group decreased, the Electronic Device Group presented growth in sales. Therefore, Sales in this region as a whole increased compared with the previous nine months.

4) Europe

Sales increased in the Information Equipment Group and the solar energy business in the Applied Ceramic Products Group as well as sales in the Electronic Device Group. Therefore, Sales in this region significantly increased compared with the previous nine months.

5) Others

Sales decreased compared with the previous nine months due to a decline in sales in the Telecommunication Equipment Group in Latin America and Oceania.

2. Cash Flows

Cash and cash equivalent at December 31, 2007 decreased by ¥30,138 million to ¥252,070 million compared with at March 31, 2007.

	(Yen in millions)
	Nine months ended December 31,
	2006	2007
Cash flow from operating activities	70,152	110,957
Cash flow from investing activities	(100,448)	(119,915)
Cash flow from financing activities	(12,803)	(20,494)
Effect of exchange rate changes on cash and cash equivalent	4,664	(686)
Net decrease in cash and cash equivalent	(38,435)	(30,138)
Cash and cash equivalent at beginning of period	300,809	282,208
Cash and cash equivalent at end of period	262,374	252,070

(1) Cash flow from operating activities

Net cash provided by operating activities in the nine months increased by ¥40,805 million to ¥110,957 million from ¥70,152 million in the previous nine months. This was due mainly to an increase in net income and a decrease in receivables that increased in the previous nine months.

(2) Cash flow from investing activities

Net cash used in investing activities in the nine months increased by ¥19,467 million to ¥119,915 million from ¥100,448 million in the previous nine months. This was due mainly to cash outflows by acquisitions of businesses.

(3) Cash flow from financing activities

Net cash used in financing activities in the nine months increased by ¥7,691 million to ¥20,494 million from ¥12,803 million in the previous nine months. This was due mainly to a decrease in short-term debt that increased in the previous nine months.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2008

Recently, fears over a deceleration in the world business environment, including individual consumption in the U.S. economy, have worsened due to the impact of issues related to housing loans for individuals with low creditworthiness and the rise in oil prices.

This has produced heightened uncertainty with respect to the market environment in the short-term. Based on projections of the market environment and on the business results of Kyocera for the nine months, the following revisions have been made to forecasts of the consolidated financial results as a whole and financial result by reporting segment for the year ending March 31, 2008 (fiscal 2008).

Kyocera will continue to enhance its business strategy to achieve sustainable sales growth and a high profit ratio. Furthermore, Kyocera aims to strengthen basis of each business segment by practicing its Amoeba Management System.

<Financial Forecast for fiscal 2008 to be announced on January 29, 2008>

	(Yen in millions, except per share amounts and exchange rates)
	Result for fiscal 2007		Forecasts for fiscal 2008 announced on				Increase (Decrease) to the result for fiscal 2007 (%)
			October 30, 2007		January 29, 2008
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Net sales	1,283,897	100.0	1,330,000	100.0	1,290,000	100.0	0.5
Profit from operations	135,102	10.5	151,000	11.4	140,000	10.9	3.6
Income from continuing operations before income taxes	156,540	12.2	166,000	12.5	166,000	12.9	6.0
Net income	106,504	8.3	103,000	7.7	103,000	8.0	(3.3)
Diluted earnings per share	564.79	—	543.40	—	543.33	—	(3.8)
Average US$ exchange rate	117	—	110	—	115	—	—
Average Euro exchange rate	150	—	150	—	161	—	—

Note 3. The average U.S. dollar and Euro exchange rates set forth above are the average of those for the nine months and the forecast from January 1, 2008 to March 31, 2008.

Note 4. Forecast of diluted earnings per share for fiscal 2008 set forth above is computed based on the diluted average number of shares outstanding during the nine months.

<Financial Forecast for Consolidated Sales by Reporting Segment for fiscal 2008 to be announced on January 29, 2008>

	(Yen in millions)
	Result for fiscal 2007		Forecasts for fiscal 2008 announced on				Increase (Decrease) to the result for fiscal 2007 (%)
			October 30, 2007		January 29, 2008
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Fine Ceramic Parts Group	81,326	6.3	85,000	6.4	82,000	6.4	0.8
Semiconductor Parts Group	152,292	11.9	154,000	11.6	150,000	11.6	(1.5)
Applied Ceramic Products Group	131,103	10.2	152,000	11.4	150,000	11.6	14.4
Electronic Device Group	286,156	22.3	304,000	22.9	295,000	22.9	3.1

Total Components Business	650,877	50.7	695,000	52.3	677,000	52.5	4.0
Telecommunications Equipment Group	251,183	19.6	228,000	17.1	224,000	17.3	(10.8)
Information Equipment Group	268,781	20.9	284,000	21.4	276,000	21.4	2.7

Total Equipment Business	519,964	40.5	512,000	38.5	500,000	38.7	(3.8)
Others	137,235	10.7	142,000	10.7	138,000	10.7	0.6
Adjustments and eliminations	(24,179)	(1.9)	(19,000)	(1.5)	(25,000)	(1.9)	—

Net sales	1,283,897	100.0	1,330,000	100.0	1,290,000	100.0	0.5

Note 5. For the reasons set forth in Note 1 on page 8, net sales of “Others” in the year ended March 31, 2007 (fiscal 2007) increased by ¥11,579 million and “Adjustments and eliminations” decreased by ¥(125) million compared with those previously announced.

<Financial Forecast for Consolidated Operating Profits by Reporting Segment for fiscal 2008 to be announced on January 29, 2008>

	(Yen in millions)
	Result for fiscal 2007		Forecasts for fiscal 2008 announced on				Increase (Decrease) to the result for fiscal 2007(%)
			October 30, 2007		January 29, 2008
	Amount	% to segment sales	Amount	% to segment sales	Amount	% to segment sales
Fine Ceramic Parts Group	15,677	19.3	13,500	15.9	11,000	13.4	(29.8)
Semiconductor Parts Group	22,210	14.6	21,000	13.6	19,000	12.7	(14.5)
Applied Ceramic Products Group	22,334	17.0	29,000	19.1	28,000	18.7	25.4
Electronic Device Group	44,487	15.5	44,500	14.6	38,000	12.9	(14.6)

Total Components Business	104,708	16.1	108,000	15.5	96,000	14.2	(8.3)
Telecommunications Equipment Group	291	0.1	2,000	0.9	6,000	2.7	—
Information Equipment Group	33,970	12.6	39,000	13.7	37,000	13.4	8.9

Total Equipment Business	34,261	6.6	41,000	8.0	43,000	8.6	25.5
Others	6,881	5.0	6,000	4.2	9,000	6.5	30.8

Operating profit	145,850	11.4	155,000	11.7	148,000	11.5	1.5
Corporate and others	10,690	—	11,000	—	18,000	—	68.4

Income from continuing operations before income taxes	156,540	12.2	166,000	12.5	166,000	12.9	6.0

Note 6. For the reasons set forth in Note 1 on page 8, operating profit of “Others” in fiscal 2007 decreased by ¥1,895 million compared with those previously announced.

Note 7. Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affects its results of operations; future initiatives and in-process research and development may not produce the desired results; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
			(Unaudited)
	March 31, 2007		December 31, 2007		Increase
	Amount	%	Amount	%	(Decrease)
Current assets :
Cash and cash equivalents	¥282,208		¥252,070		¥(30,138)
Short-term investments	213,495		290,505		77,010
Trade notes receivable	25,033		21,815		(3,218)
Trade accounts receivable	236,380		235,386		(994)
Less allowances for doubtful accounts and sales returns	(5,960)		(5,354)		606
Inventories	209,188		213,702		4,514
Deferred income taxes	45,390		39,238		(6,152)
Other current assets	40,757		56,255		15,498

Total current assets	1,046,491	49.1	1,103,617	52.2	57,126

Non-current assets :
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	10,093		16,778		6,685
Securities and other investments	690,568		585,855		(104,713)

Total investments and advances	700,661	32.9	602,633	28.5	(98,028)

Property, plant and equipment, at cost :
Land	56,806		57,498		692
Buildings	261,998		272,608		10,610
Machinery and equipment	729,636		755,340		25,704
Construction in progress	7,362		14,787		7,425
Less accumulated depreciation	(774,896)		(815,727)		(40,831)

Total property, plant and equipment, at cost	280,906	13.2	284,506	13.4	3,600

Goodwill	32,894	1.5	41,941	2.0	9,047
Intangible assets	24,657	1.2	33,492	1.6	8,835
Other assets	44,855	2.1	48,875	2.3	4,020

Total non-current assets	1,083,973	50.9	1,011,447	47.8	(72,526)

Total assets	¥2,130,464	100.0	¥2,115,064	100.0	¥(15,400)

	Yen in millions
	March 31, 2007		(Unaudited) December 31, 2007		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities :
Short-term borrowings	¥15,250		¥13,653		¥(1,597)
Current portion of long-term debt	5,853		4,628		(1,225)
Trade notes and accounts payable	100,295		97,007		(3,288)
Other notes and accounts payable	49,134		54,771		5,637
Accrued payroll and bonus	41,680		33,012		(8,668)
Accrued income taxes	36,475		16,145		(20,330)
Other accrued liabilities	33,391		35,278		1,887
Other current liabilities	24,110		31,193		7,083

Total current liabilities	306,188	14.4	285,687	13.5	(20,501)

Non-current liabilities :
Long-term debt	7,283		9,074		1,791
Accrued pension and severance liabilities	16,297		16,075		(222)
Deferred income taxes	206,858		175,470		(31,388)
Other non-current liabilities	12,355		13,312		957

Total non-current liabilities	242,793	11.4	213,931	10.1	(28,862)

Total liabilities	548,981	25.8	499,618	23.6	(49,363)

Minority interests in subsidiaries	66,923	3.1	70,056	3.3	3,133

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,363		162,802		439
Retained earnings	1,055,293		1,120,093		64,800
Accumulated other comprehensive income	203,056		162,120		(40,936)
Treasury stock, at cost	(21,855)		(15,328)		6,527

Total stockholders’ equity	1,514,560	71.1	1,545,390	73.1	30,830

Total liabilities, minority interests and stockholders’ equity	¥2,130,464	100.0	¥2,115,064	100.0	¥(15,400)

Note: Accumulated other comprehensive income is as follows.

	Yen in millions
	March 31, 2007	December 31, 2007
Net unrealized gains on securities	¥184,670	¥144,562
Net unrealized gains (losses) on derivative financial instruments	¥63	¥(146)
Pension adjustments	¥15,419	¥14,278
Foreign currency translation adjustments	¥2,904	¥3,426

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Nine months ended December 31,				Increase
	2006		2007		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥955,311	100.0	¥966,218	100.0	¥10,907	1.1
Cost of sales	669,277	70.1	665,128	68.8	(4,149)	(0.6)

Gross profit	286,034	29.9	301,090	31.2	15,056	5.3
Selling, general and administrative expenses	184,662	19.3	190,959	19.8	6,297	3.4

Profit from operations	101,372	10.6	110,131	11.4	8,759	8.6
Other income (expenses) :
Interest and dividend income	12,086	1.3	15,728	1.6	3,642	30.1
Interest expense	(1,096)	(0.1)	(1,212)	(0.0)	(116)	—
Foreign currency transaction gains, net	533	0.1	273	0.0	(260)	(48.8)
Equity in earnings of affiliates and unconsolidated subsidiaries	151	0.0	5,841	0.6	5,690	—
Gains on sale of securities, net	3,216	0.3	156	0.0	(3,060)	(95.1)
Other, net	(57)	(0.0)	1,054	0.1	1,111	—

Total other income	14,833	1.6	21,840	2.3	7,007	47.2

Income from continuing operations before income taxes and minority interests	116,205	12.2	131,971	13.7	15,766	13.6
Income taxes	37,619	4.0	43,112	4.5	5,493	14.6

Income from continuing operations before minority interests	78,586	8.2	88,859	9.2	10,273	13.1
Minority interests	(4,443)	(0.4)	(5,343)	(0.6)	(900)	—

Income from continuing operations	74,143	7.8	83,516	8.6	9,373	12.6
Income from discontinued operations	5,175	0.5	—	—	(5,175)	—

Net income	¥79,318	8.3	¥83,516	8.6	¥4,198	5.3

Earnings per share:
Income from continuing operations:
Basic	¥394.32		¥441.36
Diluted	¥393.50		¥440.56

Income from discontinued operations:
Basic	¥27.53		—
Diluted	¥27.47		—

Net income:
Basic	¥421.85		¥441.36
Diluted	¥420.97		¥440.56

Weighted average number of shares of common stock outstanding :
Basic	188,027		189,226
Diluted	188,417		189,570

Notes :

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the nine months ended December 31, 2006 and 2007 were an increase of ¥147,201 million and an increase of ¥42,580 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the weighted average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.
3.	Against the Correction Disposition with regard to transfer pricing taxation, which was rendered by the Osaka Regional Taxation Bureau in March 2005, Kyocera filed the Request for Reinvestigation in May 2005. Kyocera then received the Decision on the Request for Reinvestigation in September 2006. Based on the Decision, ¥(4,305) million is included in income taxes shown above, as refunds for the previous years.
4.	Kyocera sold its entire shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financial services; as a result, business results and profit on sales, ¥5,175 million, for Kyocera Leasing Co., Ltd. for the nine months ended December 31, 2006 have been recorded as income from discontinued operations in conformity with SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the year			106,504			¥106,504
Other comprehensive income				112,551		112,551

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SAFS No. 158, net of taxes				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	115,703	162,363	1,055,293	203,056	(21,855)
(Unaudited)
Cumulative effect of applying FIN 48 to opening balance (Note)			3,968
Net income for the period			83,516			¥83,516
Other comprehensive income				(40,936)		(40,936)

Total comprehensive income for the period						¥42,580

Cash dividends			(22,684)
Purchase of treasury stock (16)					(193)
Reissuance of treasury stock (816)		252			6,720
Stock option plan of subsidiaries		187

Balance, December 31, 2007 (189,449)	¥115,703	¥162,802	¥1,120,093	¥162,120	¥(15,328)

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
(Unaudited)
Net income for the period			79,318			¥79,318
Other comprehensive income				67,883		67,883

Total comprehensive income for the period						¥147,201

Cash dividends			(18,787)
Purchase of treasury stock (18)					(183)
Reissuance of treasury stock (568)		48			4,660
Stock option plan of subsidiaries		179

Balance, December 31, 2006 (188,305)	¥115,703	¥162,221	¥1,028,107	¥140,830	¥(24,666)

Note :

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. Cumulative effect of applying FIN 48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Nine months ended December 31,
	2006	2007
	Amount	Amount
Cash flows from operating activities :
Net income	¥79,318	¥83,516
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	58,770	64,351
Write-down of inventories	4,213	3,630
Equity in earnings of affiliates and unconsolidated subsidiaries	(151)	(5,841)
Gains on sales of securities, net	(3,216)	(156)
Minority interests	4,443	5,343
Gains on sales of investment in subsidiaries	(8,228)	—
(Increase) decrease in receivables	(40,339)	4,514
Increase in inventories	(26,098)	(2,945)
Increase (decrease) in notes and accounts payable	8,191	(11,841)
Decrease in accrued income taxes	(1,220)	(20,111)
Increase (decrease) in other current liabilities	11,107	(141)
Other, net	(16,638)	(9,362)

Net cash provided by operating activities	70,152	110,957

Cash flows from investing activities :
Payments for purchases of securities	(43,820)	(25,740)
Sales and maturities of securities	100,585	113,019
Acquisitions of business, net of cash acquired	(756)	(26,801)
Proceeds from sales of investment in subsidiaries	24,553	—
Payments for purchases of property, plant and equipment, and intangible assets	(56,541)	(50,762)
Proceeds from sales of property, plant and equipment, and intangible assets	2,686	711
Deposit of negotiable certificate of deposits and time deposits	(271,240)	(343,950)
Withdrawal of negotiable certificate of deposits and time deposits	144,151	227,134
Other, net	(66)	(13,526)

Net cash used in investing activities	(100,448)	(119,915)

Cash flows from financing activities :
Increase (decrease) in short-term debt	15,635	(2,049)
Proceeds from issuance of long-term debt	1,928	5,000
Payments of long-term debt	(11,004)	(5,268)
Dividends paid	(20,148)	(23,934)
Purchase of treasury stock	(183)	(193)
Reissuance of treasury stock	4,708	6,972
Other, net	(3,739)	(1,022)

Net cash used in financing activities	(12,803)	(20,494)

Effect of exchange rate changes on cash and cash equivalents	4,664	(686)

Net decrease in cash and cash equivalents	(38,435)	(30,138)
Cash and cash equivalents at beginning of period	300,809	282,208

Cash and cash equivalents at end of period	¥262,374	¥252,070

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Nine months ended December 31,		Increase (Decrease)
	2006	2007
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥60,206	¥61,820	¥1,614	2.7
Semiconductor Parts Group	115,578	113,928	(1,650)	(1.4)
Applied Ceramic Products Group	98,337	108,736	10,399	10.6
Electronic Device Group	214,338	225,557	11,219	5.2
Telecommunications Equipment Group	188,576	168,596	(19,980)	(10.6)
Information Equipment Group	194,894	206,555	11,661	6.0
Others	101,040	99,875	(1,165)	(1.2)
Adjustments and eliminations	(17,658)	(18,849)	(1,191)	—

	¥955,311	¥966,218	¥10,907	1.1

Operating profit :
Fine Ceramic Parts Group	¥11,680	¥8,990	¥(2,690)	(23.0)
Semiconductor Parts Group	17,850	14,736	(3,114)	(17.4)
Applied Ceramic Products Group	15,839	22,820	6,981	44.1
Electronic Device Group	32,996	30,459	(2,537)	(7.7)
Telecommunications Equipment Group	575	3,129	2,554	444.2
Information Equipment Group	24,631	28,374	3,743	15.2
Others	4,283	6,731	2,448	57.2

	107,854	115,239	7,385	6.8

Corporate	8,617	10,904	2,287	26.5
Equity in earnings of affiliates and unconsolidated subsidiaries	151	5,841	5,690	—
Adjustments and eliminations	(417)	(13)	404	—

Income from continuing operations before income taxes and minority interests	¥116,205	¥131,971	¥15,766	13.6

Depreciation and amortization :
Fine Ceramic Parts Group	¥3,145	¥5,437	¥2,292	72.9
Semiconductor Parts Group	9,196	11,006	1,810	19.7
Applied Ceramic Products Group	5,867	7,107	1,240	21.1
Electronic Device Group	15,347	17,884	2,537	16.5
Telecommunications Equipment Group	5,042	6,577	1,535	30.4
Information Equipment Group	12,079	8,832	(3,247)	(26.9)
Others	6,047	5,276	(771)	(12.8)
Corporate	1,927	2,232	305	15.8

Total	¥58,650	¥64,351	¥5,701	9.7

Capital expenditures :
Fine Ceramic Parts Group	¥5,533	¥7,082	¥1,549	28.0
Semiconductor Parts Group	9,150	6,533	(2,617)	(28.6)
Applied Ceramic Products Group	4,964	6,088	1,124	22.6
Electronic Device Group	15,679	16,063	384	2.4
Telecommunications Equipment Group	2,869	1,717	(1,152)	(40.2)
Information Equipment Group	9,624	9,881	257	2.7
Others	4,983	2,594	(2,389)	(47.9)
Corporate	1,701	3,732	2,031	119.4

Total	¥54,503	¥53,690	¥(813)	(1.5)

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Nine months ended December 31,		Increase (Decrease)
	2006	2007
	Amount	Amount	Amount	%
Net sales:
Japan	¥388,517	¥390,591	¥2,074	0.5
Intra-group sales and transfer between geographic areas	300,626	291,348	(9,278)	(3.1)

	689,143	681,939	(7,204)	(1.0)

United States of America	240,578	218,188	(22,390)	(9.3)
Intra-group sales and transfer between geographic areas	26,607	23,523	(3,084)	(11.6)

	267,185	241,711	(25,474)	(9.5)

Asia	146,482	158,691	12,209	8.3
Intra-group sales and transfer between geographic areas	118,295	134,676	16,381	13.8

	264,777	293,367	28,590	10.8

Europe	160,040	179,859	19,819	12.4
Intra-group sales and transfer between geographic areas	30,597	30,661	64	0.2

	190,637	210,520	19,883	10.4

Others	19,694	18,889	(805)	(4.1)
Intra-group sales and transfer between geographic areas	8,395	11,794	3,399	40.5

	28,089	30,683	2,594	9.2

Adjustments and eliminations	(484,520)	(492,002)	(7,482)	—

	¥955,311	¥966,218	¥10,907	1.1

Operating Profits :
Japan	¥77,393	¥74,182	¥(3,211)	(4.1)
United States of America	16,329	8,595	(7,734)	(47.4)
Asia	16,667	19,328	2,661	16.0
Europe	6,628	7,374	746	11.3
Others	670	2,594	1,924	287.2

	117,687	112,073	(5,614)	(4.8)
Adjustments and eliminations	(10,250)	3,153	13,403	—

	107,437	115,226	7,789	7.2

Corporate	8,617	10,904	2,287	26.5
Equity in earnings of affiliates and unconsolidated subsidiaries	151	5,841	5,690	—

Income from continuing operations before income taxes and minority interests	¥116,205	¥131,971	¥15,766	13.6

3. Geographic segments (Sales by region) :

	Yen in millions
	Nine months ended December 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	Amount	%
Japan	¥367,122	38.4	¥369,960	38.3	¥2,838	0.8
United States of America	203,861	21.3	189,117	19.6	(14,744)	(7.2)
Asia	165,211	17.3	179,066	18.5	13,855	8.4
Europe	152,728	16.0	171,425	17.7	18,697	12.2
Others	66,389	7.0	56,650	5.9	(9,739)	(14.7)

Net sales	¥955,311	100.0	¥966,218	100.0	¥10,907	1.1

Sales outside Japan	¥588,189		¥596,258		¥8,069	1.4
Sales outside Japan to net sales	61.6%		61.7%

Appendix

Consolidated Orders and Production by Reporting Segment

Consolidated Orders by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	60,582	6.3	62,834	6.5	3.7
Semiconductor Parts Group	113,273	11.8	115,299	11.9	1.8
Applied Ceramic Products Group	100,821	10.5	114,007	11.7	13.1
Electronic Device Group	224,943	23.4	230,277	23.7	2.4

Total Components Business	499,619	52.0	522,417	53.8	4.6
Telecommunications Equipment Group	184,068	19.2	159,474	16.4	(13.4)
Information Equipment Group	194,444	20.2	206,937	21.3	6.4

Total Equipment Business	378,512	39.4	366,411	37.7	(3.2)
Others	100,607	10.4	100,648	10.4	0.0
Adjustments and eliminations	(17,244)	(1.8)	(18,043)	(1.9)	—

Orders	961,494	100.0	971,433	100.0	1.0

Note 1. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, orders for the previous nine months have been retroactively reclassified.

Note 2. For the reasons Note 1 above, orders of “Others” in the previous nine months increased by ¥8,866 million and “Adjustments and eliminations” increased by ¥(1) million compared with those previously announced.

Consolidated Production by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2006		2007
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	61,401	6.3	62,358	6.5	1.6
Semiconductor Parts Group	115,314	11.8	116,173	12.1	0.7
Applied Ceramic Products Group	100,970	10.4	114,945	12.0	13.8
Electronic Device Group	218,458	22.5	221,150	23.1	1.2

Total Components Business	496,143	51.0	514,626	53.7	3.7
Telecommunications Equipment Group	192,455	19.8	165,281	17.2	(14.1)
Information Equipment Group	209,713	21.6	203,720	21.2	(2.9)

Total Equipment Business	402,168	41.4	369,001	38.4	(8.2)
Others	74,260	7.6	75,882	7.9	2.2

Production	972,571	100.0	959,509	100.0	(1.3)

Note 3. For the reasons set forth Note 1 on the previous page, production of “Others” in the previous nine months increased by ¥8,809 million compared with those previously announced.

January 29, 2008

KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Nine Months Ended December 31, 2007

	(Yen in millions, except for per share amounts, exchange rates and the number of employees)
	Nine Months Ended December 31,		Increase (Decrease) (%)
	2006	2007
Net sales	955,311	966,218	1.1
Profit from operations	101,372	110,131	8.6
Income from continuing operations before income taxes	116,205	131,971	13.6
Net income	79,318	83,516	5.3
Average exchange rates :
US$	116	117	—
Euro	148	163	—
Earnings per share :
Net income
Basic	421.85	441.36	4.6
Diluted	420.97	440.56	4.7
Capital expenditures	54,503	53,690	(1.5)
Depreciation	51,129	55,777	9.1
R&D expenses	45,498	46,623	2.5
Total assets	2,010,730	2,115,064	—
Stockholders’ equity	1,422,195	1,545,390	—
Sales of products manufactured outside Japan to net sales (%)	34.6	34.1	—
The number of employees	63,219	67,224	—

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Yen in millions
	September 30, 2007		December 31, 2007		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥274,508		¥252,070		¥(22,438)
Short-term investments	287,650		290,505		2,855
Trade notes receivable	21,567		21,815		248
Trade accounts receivable	232,381		235,386		3,005
Less allowances for doubtful accounts and sales returns	(5,914)		(5,354)		560
Inventories	208,933		213,702		4,769
Deferred income taxes	41,141		39,238		(1,903)
Other current assets	51,940		56,255		4,315

Total current assets	1,112,206	52.8	1,103,617	52.2	(8,589)

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	14,606		16,778		2,172
Securities and other investments	579,062		585,855		6,793

Total investments and advances	593,668	28.2	602,633	28.5	8,965

Property, plant and equipment, at cost :
Land	57,154		57,498		344
Buildings	264,325		272,608		8,283
Machinery and equipment	746,552		755,340		8,788
Construction in progress	12,800		14,787		1,987
Less accumulated depreciation	(800,535)		(815,727)		(15,192)

Total property, plant and equipment, at cost	280,296	13.3	284,506	13.4	4,210

Goodwill	42,022	2.0	41,941	2.0	(81)
Intangible assets	33,633	1.6	33,492	1.6	(141)
Other assets	45,272	2.1	48,875	2.3	3,603

Total non-current assets	994,891	47.2	1,011,447	47.8	16,556

Total assets	¥2,107,097	100.0	¥2,115,064	100.0	¥7,967

	Yen in millions
	September 30, 2007		December 31, 2007		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥17,351		¥13,653		¥(3,698)
Current portion of long-term debt	3,268		4,628		1,360
Trade notes and accounts payable	94,232		97,007		2,775
Other notes and accounts payable	49,025		54,771		5,746
Accrued payroll and bonus	42,774		33,012		(9,762)
Accrued income taxes	24,822		16,145		(8,677)
Other accrued liabilities	34,405		35,278		873
Other current liabilities	24,629		31,193		6,564

Total current liabilities	290,506	13.8	285,687	13.5	(4,819)

Non-current liabilities :
Long-term debt	6,269		9,074		2,805
Accrued pension and severance liabilities	16,115		16,075		(40)
Deferred income taxes	181,108		175,470		(5,638)
Other non-current liabilities	13,461		13,312		(149)

Total non-current liabilities	216,953	10.3	213,931	10.1	(3,022)

Total liabilities	507,459	24.1	499,618	23.6	(7,841)

Minority interests in subsidiaries	69,554	3.3	70,056	3.3	502

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,735		162,802		67
Retained earnings	1,098,562		1,120,093		21,531
Accumulated other comprehensive income	168,652		162,120		(6,532)
Treasury stock, at cost	(15,568)		(15,328)		240

Total stockholders’ equity	1,530,084	72.6	1,545,390	73.1	15,306

Total liabilities, minority interests and stockholders’ equity	¥2,107,097	100.0	¥2,115,064	100.0	¥7,967

Note : Accumulated other comprehensive income is as follows.

	Yen in millions
	September 30, 2007	December 31, 2007
Net unrealized gains on securities	¥153,081	¥144,562
Net unrealized gains (losses) on derivative financial instruments	¥68	¥(146)
Pension adjustments	¥14,664	¥14,278
Foreign currency translation adjustments	¥839	¥3,426

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended December 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	Amount	%
Net sales	¥339,921	100.0	¥329,658	100.0	¥(10,263)	(3.0)
Cost of sales	239,596	70.5	223,801	67.9	(15,795)	(6.6)

Gross profit	100,325	29.5	105,857	32.1	5,532	5.5
Selling, general and administrative expenses	62,081	18.2	63,549	19.3	1,468	2.4

Profit from operations	38,244	11.3	42,308	12.8	4,064	10.6
Other income (expenses) :
Interest and dividend income	5,296	1.6	5,986	1.8	690	13.0
Interest expense	(314)	(0.1)	(353)	(0.1)	(39)	—
Foreign currency transaction gains (losses), net	260	0.0	(139)	(0.1)	(399)	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(108)	(0.0)	2,224	0.7	2,332	—
Losses on sale of securities, net	(36)	(0.0)	(72)	(0.0)	(36)	—
Other, net	478	0.1	537	0.2	59	12.3

Total other income	5,576	1.6	8,183	2.5	2,607	46.8

Income from continuing operations before income taxes and minority interests	43,820	12.9	50,491	15.3	6,671	15.2
Income taxes	16,665	4.9	15,948	4.8	(717)	(4.3)

Income from continuing operations before minority interests	27,155	8.0	34,543	10.5	7,388	27.2
Minority interests	(1,330)	(0.4)	(1,647)	(0.5)	(317)	—

Income from continuing operations	25,825	7.6	32,896	10.0	7,071	27.4
Income from discontinued operations	—	—	—	—	—	—

Net income	¥25,825	7.6	¥32,896	10.0	¥7,071	27.4

Earnings per share:
Income from continuing operations:
Basic	¥137.21		¥173.65
Diluted	¥136.84		¥173.49

Income from discontinued operations:
Basic	—		—
Diluted	—		—

Net income:
Basic	¥137.21		¥173.65
Diluted	¥136.84		¥173.49

Weighted average number of shares of common stock outstanding:
Basic	188,215		189,440
Diluted	188,720		189,613

Notes:

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended December 31, 2006 and 2007 were an increase of ¥55,444 million and an increase of ¥26,364 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended December 31,
	2006	2007
	Amount	Amount
Cash flows from operating activities :
Net income	¥25,825	¥32,896
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	19,934	21,415
Write-down of inventories	384	587
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	108	(2,224)
Losses on sales of securities, net	36	72
Minority interests	1,330	1,647
Increase in receivables	(8,744)	(5,674)
(Increase) decrease in inventories	5,076	(4,130)
Increase (decrease) in notes and accounts payable	(10,724)	1,840
Decrease in accrued income taxes	(5,209)	(8,725)
Increase (decrease) in other current liabilities	186	(2,744)
Other, net	(5,973)	(3,601)

Net cash provided by operating activities	22,229	31,359

Cash flows from investing activities :
Payments for purchases of securities	(12,299)	(9,546)
Sales and maturities of securities	69,873	15,520
Acquisition of business, net of cash acquired	—	(30)
Payments for purchases of property, plant and equipment, and intangible assets	(21,032)	(18,242)
Proceeds from sales of property, plant and equipment, and intangible assets	1,901	249
Deposit of negotiable certificate of deposits and time deposits	(123,783)	(137,078)
Withdrawal of negotiable certificate of deposits and time deposits	59,070	117,850
Other, net	(94)	(11,438)

Net cash used in investing activities	(26,364)	(42,715)

Cash flows from financing activities :
Increase (decrease) in short-term debt	8,319	(4,032)
Proceeds from issuance of long-term debt	—	4,999
Payments of long-term debt	(291)	(969)
Dividends paid	(9,763)	(11,874)
Purchase of treasury stock	(79)	(37)
Reissuance of treasury stock	2,593	284
Other, net	(503)	(384)

Net cash provided by (used in) financing activities	276	(12,013)

Effect of exchange rate changes on cash and cash equivalents	2,482	931

Net decrease in cash and cash equivalents	(1,377)	(22,438)
Cash and cash equivalents at beginning of period	263,751	274,508

Cash and cash equivalents at end of period	¥262,374	¥252,070

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Three months ended December 31,		Increase (Decrease)
	2006	2007
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥21,642	¥20,534	¥(1,108)	(5.1)
Semiconductor Parts Group	39,735	40,383	648	1.6
Applied Ceramic Products Group	34,205	38,993	4,788	14.0
Electronic Device Group	74,354	76,995	2,641	3.6
Telecommunications Equipment Group	71,395	54,689	(16,706)	(23.4)
Information Equipment Group	70,275	69,646	(629)	(0.9)
Others	34,380	34,598	218	0.6
Adjustments and eliminations	(6,065)	(6,180)	(115)	—

	¥339,921	¥329,658	¥(10,263)	(3.0)

Operating profit :
Fine Ceramic Parts Group	¥4,307	¥2,795	¥(1,512)	(35.1)
Semiconductor Parts Group	5,963	6,369	406	6.8
Applied Ceramic Products Group	6,873	9,386	2,513	36.6
Electronic Device Group	11,423	9,514	(1,909)	(16.7)
Telecommunications Equipment Group	1,591	3,232	1,641	103.1
Information Equipment Group	9,140	9,155	15	0.2
Others	1,434	2,767	1,333	93.0

	40,731	43,218	2,487	6.1
Corporate	3,465	5,011	1,546	44.6
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(108)	2,224	2,332	—
Adjustments and eliminations	(268)	38	306	—

Income from continuing operations before income taxes and minority interests	¥43,820	¥50,491	¥6,671	15.2

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,202	¥1,810	¥608	50.6
Semiconductor Parts Group	3,343	3,506	163	4.9
Applied Ceramic Products Group	2,076	2,577	501	24.1
Electronic Device Group	5,749	6,276	527	9.2
Telecommunications Equipment Group	1,841	2,145	304	16.5
Information Equipment Group	3,840	3,081	(759)	(19.8)
Others	1,463	1,748	285	19.5
Corporate	420	272	(148)	(35.2)

Total	¥19,934	¥21,415	¥1,481	7.4

Capital expenditures :
Fine Ceramic Parts Group	¥2,633	¥3,982	¥1,349	51.2
Semiconductor Parts Group	3,429	2,555	(874)	(25.5)
Applied Ceramic Products Group	2,454	2,434	(20)	(0.8)
Electronic Device Group	4,786	4,817	31	0.6
Telecommunications Equipment Group	1,124	625	(499)	(44.4)
Information Equipment Group	1,563	4,414	2,851	182.4
Others	654	1,045	391	59.8
Corporate	621	1,226	605	97.4

Total	¥17,264	¥21,098	¥3,834	22.2

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Three months ended December 31,		Increase (Decrease)
	2006	2007
	Amount	Amount	Amount	%
Net sales:
Japan	¥137,555	¥134,806	¥(2,749)	(2.0)
Intra-group sales and transfer between geographic areas	101,241	96,897	(4,344)	(4.3)

	238,796	231,703	(7,093)	(3.0)

United States of America	85,223	72,057	(13,166)	(15.4)
Intra-group sales and transfer between geographic areas	8,824	7,651	(1,173)	(13.3)

	94,047	79,708	(14,339)	(15.2)

Asia	51,217	54,511	3,294	6.4
Intra-group sales and transfer between geographic areas	39,790	44,510	4,720	11.9

	91,007	99,021	8,014	8.8

Europe	58,546	61,847	3,301	5.6
Intra-group sales and transfer between geographic areas	10,813	9,714	(1,099)	(10.2)

	69,359	71,561	2,202	3.2

Others	7,380	6,437	(943)	(12.8)
Intra-group sales and transfer between geographic areas	2,861	3,744	883	30.9

	10,241	10,181	(60)	(0.6)

Adjustments and eliminations	(163,529)	(162,516)	1,013	—

	¥339,921	¥329,658	¥(10,263)	(3.0)

Operating Profits :
Japan	¥27,620	¥27,689	¥69	0.2
United States of America	6,382	4,451	(1,931)	(30.3)
Asia	5,599	6,378	779	13.9
Europe	2,803	1,809	(994)	(35.5)
Others	(182)	817	999	—

	42,222	41,144	(1,078)	(2.6)
Adjustments and eliminations	(1,759)	2,112	3,871	—

	40,463	43,256	2,793	6.9

Corporate	3,465	5,011	1,546	44.6
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(108)	2,224	2,332	—

Income from continuing operations before income taxes and minority interests	¥43,820	¥50,491	¥6,671	15.2

3. Geographic segments (Sales by region) :

	Yen in millions
	Three months ended December 31,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	Amount	%
Japan	¥130,387	38.4	¥128,149	38.9	¥(2,238)	(1.7)
United States of America	73,596	21.6	62,414	18.9	(11,182)	(15.2)
Asia	58,100	17.1	60,472	18.3	2,372	4.1
Europe	55,264	16.3	58,819	17.9	3,555	6.4
Others	22,574	6.6	19,804	6.0	(2,770)	(12.3)

Net sales	¥339,921	100.0	¥329,658	100.0	¥(10,263)	(3.0)

Sales outside Japan	¥209,534		¥201,509		¥(8,025)	(3.8)
Sales outside Japan to net sales	61.6%		61.1%

January 29, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Execution of Corporate Split Agreement

regarding Acquisition of Mobile Phone Business of SANYO Electric Co., Ltd.

This is to advise you that Kyocera Corporation (the “Company”) has resolved at its meeting of the Board of Directors held on January 29, 2008 to authorize entry into a corporate split agreement with SANYO Electric Co., Ltd. (Headquarters: Moriguchi City, Osaka, President: Seiichiro Sano) (“SANYO”) regarding the acquisition of the mobile phone business of SANYO, with respect to which a final agreement was entered into as of January 21, 2008.

Such agreement will be executed subject to the condition that SANYO authorizes entry into such agreement at the meeting of its Board of Directors to be held on January 30, 2008.